Exhibit 99.2

FOUR OAKS FINCORP, INC.
SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK
DISTRIBUTED TO SHAREHOLDERS
OF FOUR OAKS FINCORP, INC.
[●], 2014
To Shareholders:

This letter is being distributed by Four Oaks Fincorp, Inc. (“we”, “us”, “our” or the “Company”) to the holders of record (the “Recordholders”) of shares of Company common stock, par value $1.00 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on [●], 2014 (the “Record Date”), in connection with the rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase an aggregate of 26,633,385 shares of Common Stock. The Rights Offering, Rights and Common Stock are described in the offering prospectus dated [●], 2014 (the “Prospectus”).

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern Time, on [●], 2014, unless the Company extends the Rights Offering period for up to 30 days until [●], 2014 (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern Time, on the Record Date. Each Right gives you the opportunity to subscribe for three shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $1.00 per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 Rights and would have the right to purchase 300 shares of Common Stock for the Subscription Price pursuant to your Basic Subscription Privilege.

If you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an oversubscription privilege (the “Oversubscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by our shareholders through the exercise of their Basic Subscription Privilege (the “Unsubscribed Shares”), subject to the commitment by, and right of first refusal in favor of, the standby investor and certain other limitations described in the Prospectus. The Oversubscription Privilege will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ Basic Subscription Privilege and by the standby investor, does not exceed 24,000,000 shares. If oversubscription requests exceed the number of shares of Common Stock available, we will allocate the available shares of Common Stock pro rata among the shareholders exercising the Oversubscription Privilege by multiplying the number of shares validly requested by each shareholder through the exercise of its Oversubscription Privilege by a fraction that equals (x) the number of shares available to be issued through the Oversubscription Privilege divided by (y) the total number of shares requested by all shareholders through the exercise of their Oversubscription Privilege.

Other than the standby investor, a person or entity, together with related persons or entities, may not exercise Rights (including the Oversubscription Privilege) to purchase shares of Common Stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of the issued and outstanding shares of Common Stock following the Rights Offering, or that would otherwise require regulatory approval. In addition, notwithstanding any other information presented herein or in the Prospectus, we do not intend to accept any subscriptions pursuant to the Basic Subscription Privilege or the Oversubscription Privilege if we believe such subscriptions or oversubscriptions may have an unfavorable effect on our ability to preserve our net operating loss carryforwards deferred tax asset.

You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Privilege and Oversubscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Time, if you wish to maximize the number of shares you purchase pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock that may be available to you, assuming that you fully exercise your Basic Subscription Privilege and are allotted the full amount of your Oversubscription Privilege as elected by you. Fractional shares of Common Stock resulting from the exercise of the Basic Subscription Privilege and Oversubscription Privilege will be eliminated by rounding down to the nearest whole share, with the total Subscription Price being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Oversubscription Privilege in full at the expiration of the Rights Offering. The Company will only honor an Oversubscription Privilege to the extent, subject to certain limitations, sufficient shares of Common Stock are available following the exercise of Rights under the Basic Subscription Privilege and the standby investor’s purchase of Common Stock as described in the Prospectus.

•
To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Oversubscription Privilege is less than the amount you actually paid in connection with the exercise of the Oversubscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

•
To the extent the amount you actually paid in connection with the exercise of the Oversubscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Oversubscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Oversubscription Privilege.

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.
Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions for Use of Four Oaks Fincorp, Inc. Rights Certificates;

4.	Notice of Tax Information; and

5.	A return envelope addressed to Registrar and Transfer Company, the subscription agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate, with payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your Rights. Rights not exercised prior to the Expiration Time will expire and will no longer be exercisable.

Additional copies of the enclosed materials may be obtained by contacting Registrar and Transfer Company at 800-368-5948 or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to Registrar and Transfer Company.

Very truly yours,

Four Oaks Fincorp, Inc.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF FOUR OAKS FINCORP, INC., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.